Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois 60606

November 29, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3720

Washington, D.C. 20549-7010

Attn: Derek B. Swanson

Facsimile: (202) 770-9205

RE:	Trans-India Acquisition Corporation

Registration Statement on Form S-1, as amended

File No. 333-136300

Ladies and Gentlemen:

Trans-India Acquisition Corporation, a Delaware corporation (the “Registrant”), hereby respectfully withdraws its current request for acceleration of effectiveness of the above captioned Registration Statement on Form S-1 (the “Registration Statement”) dated November 21, 2006. The Registrant intends to submit a revised acceleration request at a later date.

Sincerely,

TRANS-INDIA ACQUISITION CORPORATION

/s/ BOBBA VENKATADRI
Bobba Venkatadri
President and Chief Executive Officer